UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25                        SEC FILE NUMBER
                                        0-9065
NOTIFICATION OF LATE FILING
                                   CUSIP NUMBER
                                   38114510 1


(Check One):   Form 10-K    Form 20-F    Form 11-K    (X)  Form 10-Q
               Form N-SAR

          For Period Ended:   May 31, 1996
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

Golden Pharmaceuticals, Inc.
Full Name of Registrant


Former Name if Applicable

1313 Washington Avenue
Address of Principal Executive Office (Street and Number)

Golden, Colorado  80401
City, State and Zip Code

PART II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Please See Attached.
PART IV  OTHER INFORMATION


(1)  Name and telephone number of person to contact in regard to this notification
          Glen H. Weaver      (303)               279-9375
          (Name)              (Area Code)         (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).

               (X)  Yes  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               (X)  Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Golden Pharmaceuticals, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   July 16, 1996                         By   /s/ Glen H. Weaver
                                     Glen H. Weaver, Vice President, Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the
      Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form 12b-25 but need
     not restate   information that has been correctly furnished.  The form
     shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T
    (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).
     PART III - NARRATIVE

On August 7, 1995, the Registrant acquired all of the outstanding capital stock of Quality Care Pharmaceuticals, Inc., a California corporation
(the "Acquisition"). As a result of difficulties encountered in connection with the consolidation of the operations of QCP, the Registrant has to make extensive adjustments to the financial statements for the quarter ended
May 31, 1996. Therefore the Registrant is unable to timely complete the information required for the presentation of its Quarterly Report on Form 10-QSB for the quarter ended May 31,1996.

PART IV - OTHER INFORMATION

3. The Acquisition has had a significant impact on the results of operations of the Registrant. Anticipated condensed financial information for the Registrant for the three months ended May 31 is as follows:

                                            1996           1995
Results of Operations

  Revenues                                $ 2,627,886         $   941,491
  Costs and expenses                      2,903,302      731,408
  Net Income                              ($  275,416)        $   210,083

  Net Income per common share             $       *           $        0.01







_____________
*  Less than $.01 per share